UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No.28926/September 23, 2009

In the Matter of	:
	:
RMR PREFERRED DIVIDEND FUND	:
400 Centre St.	:
Newton, MA 02458	:
	:
(811-21671)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

RMR Preferred Dividend Fund filed an application on June 24,
2009, and amended on August 10, 2009, requesting an order under
section 8(f) of the Act declaring that it has ceased to be an
investment company.

On August 28, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28892). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

Florence E. Harmon
Deputy Secretary